Mail Stop 6010


	January 20, 2006


Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538

Re:	SMART Modular Technologies (WWH), Inc.
	Amendment No. 3 to Registration Statement on Form S-1
	Filed January 10, 2006; and
	Amendment No. 4 to Registration Statement on Form S-1
	Filed January 17, 2006
	Registration No. 333-129134

Dear Mr. Pacheco:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis..., page 32

Three Months Ended November 30, 2005 as Compared to the Three
Months
Ended November 30, 2004, page 40

1. In your discussion of "Cost of Sales," you refer to two or more factors that principally contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify instead of merely stating that changes were due "principally" to certain factors. See Section III.D of SEC Release 33-6835. Similarly, please quantify the amount of the changes to your increase in SG&A expenses contributed by each of the net increase in SG&A headcount and annual pay raises.

Certain Relationships and Related Party Transactions, page 75

2. We note section 2.01 of the Shareholders` Agreement filed as
Exhibit 4.8 to your registration statement. Please disclose the number of directors that each of Texas Pacific Group, Francisco Partners and Shah Capital Partners are entitled to nominate and the ownership percentage that each such shareholder must maintain in order to preserve those nomination rights. Also disclose that the shareholders that are a party to the shareholders` agreement are collectively entitled to nominate your chief executive officer and expand your risk factor disclosure in this regard, as appropriate.

3. We note section 4.02 of the Shareholders` Agreement. Please briefly describe the material aspects of the tag-along and drag-along rights and expand your risk factor disclosure in this regard, as appropriate.

4. As you have done for the "significant actions", please briefly indicate the "certain related party transactions" which you may not enter without the consent of your principal investors.

Exhibit 5.1

5. Given the date limitations in the second paragraph of section
2,
please have your Cayman Islands counsel update the opinion prior to the time you request acceleration of the effective date of the registration statement.

6. Please tell us in plain English the nature of the actions or proceedings referred to in section 4 and tell us why assumptions or qualifications with regard to those actions or proceedings are necessary or appropriate for the opinion given. If appropriate, please include a discussion of any material risks in your prospectus.

7. We note the first sentence of the last paragraph of the opinion.
Please revise to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion.

Exhibits 8.1 and 8.2

8. We note the last paragraph of each of the opinions filed as Exhibits 8.1 and 8.2 continue to imply that the opinions are rendered or addressed solely to the registrant. Please revise to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion.

Exhibit 10.13

9. The agreement you filed as Exhibit 10.13 appears to be missing Exhibits A through G. If you intend to redact information from the agreements you file as exhibits, you must request and be granted confidential treatment for the redacted information prior to the time you request acceleration of your registration statement. Please either file the complete agreement or provide us with a request for confidential treatment.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3602 with any other questions.

	Sincerely,



	Thomas A. Jones
	Senior Attorney


cc (via fax):  Alan F. Denenberg, Esq.
	Michael Nordtvedt, Esq.
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Jack A. Pacheco
SMART Modular Technologies (WWH), Inc.
January 20, 2006
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